December 4, 2024

Shun-Chih Chuang
Chief Financial Officer
Nocera, Inc.
2030 Powers Ferry Road SE
Suite No. 212
Atlanta, Georgia 30339

       Re: Nocera, Inc.
           Form 10-K/A for Fiscal Year Ended December 31, 2023
           Response dated November 20, 2024
           Form 10-Q for Fiscal Quarter Ended September 30, 2024
           Filed November 14, 2024
           File No. 001-41434
Dear Shun-Chih Chuang:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q filed November 14, 2024
Statements of Cash Flows, page 6

1. It appears that the cash acquired in business combinations should be classified as investing activities instead of as financing activities. See ASC
230-10-20.
Note 1. Principal Activities and Organization
The VIE Agreements with Xinca, page 9

2. Regarding the January 31, 2024 Xinca acquisition, please include a footnote containing the business combination disclosures required by ASC 805-10-50 and ASC
       805-20-50-1(c). Explain why no significant purchase price appears to have been allocated to identified intangible assets. Based on the disclosure in
Note 8, it appears
       that Xinca comprises 20% of your total assets.
3. Your response to prior comment 5 does not explain how $379,525 of trade receivables
 December 4, 2024
Page 2

       were acquired in the Xinca acquisition when Xinca only generated $80,798 of annual revenue. Please clarify. See also the relevant guidance in ASC 805-20-50-1(b).
4. Regarding the April 14, 2024 SY Culture acquisition, please include a footnote containing the business combination disclosures required by ASC 805-10-50 and ASC
       805-20-50-1(c). Based on the disclosure in Notes 5, 8 and 9 it appears that SY Culture comprises over 25% of your total assets.
Note 9. Other Non-current Assets, page 14

5. Please expand your disclosure to fully describe the transaction that generated the prepaid rent asset. Quantify the number of months of rent that was prepaid and explain the business purpose for this transaction in light of your adverse liquidity position. Reconcile your disclosure with the Note 12 statement that your leases expire in 2024.
Note 11. Warrants, page 14

6. We note that the warrant liability comprises 49% of your total liabilities. Please revise your filing to disclose the accounting guidance that you are using in the valuation of this liability. In this regard, it is not clear why there have been no fair value adjustments since December 31, 2022.
Results of Operations, page 39

7. As previously requested, please ensure that you quantify the impact of both price and volume fluctuations on your fish trading and catering business revenues. Quantify the revenue generated by each business activity for all periods presented. Quantify the impact of your 2024 Xinca and Sy Media acquisitions on your revenues and operating results. Clearly explain why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024. Explain your page 41 statement that "there is no substantial doubt as to our ability to continue as a going concern" given the factors identified in the prior staff comment. Please read Item 303 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tayyaba Shafique at 202-706-8224 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Sawicki at 202-551-7153 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services